Memorandum To: From: Date: Re:	Rich DePiano Jeff O’Donnell December 28, 2004 Escalon Medical

Dear Rich:

It has been a pleasure to serve on Escalon’s Board for the past five years. I truly appreciate and cherish the camaraderie and friendship that has evolved among the Board Members over the years and I believe that we have done everything in our power to make Escalon the best company that it can be.

Unfortunately, due to time constraints and my commitments to PhotoMedex, It becomes apparent that I must resign from the Board of Directors of Escalon and am providing you with notice that my resignation should take effect as of January 3, 2005. This is in no way a reflection of the passion that I have for Escalon or the admiration that I have for you and your team and, to that end, if I may be of assistance, in any way, to you or any of the board members, please do not hesitate to contact me.

Best regards,

/s/ Jeff